
May 20, 2015

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, NH 03801

> **Re: Planet Fitness, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 6, 2015**
> **CIK No. 0001637207**

Dear Mr. Rondeau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 3. Please provide us further analysis in light of Securities Act Sections Compliance & Disclosure Interpretation 134.01. In this regard:

   - Please explain to us whether the decision to price the offering is a condition within the control of the selling stockholders, the Direct TSG Investors. You state in your response that the Direct TSG Investors will be irrevocably bound "subject to pricing of this offering." Although you have not yet provided beneficial ownership disclosure, it appears from your disclosure under "Our Structure" on page 8 that the Direct TSG Investors may exert control over you.
   - Please explain to us what degree of control the Direct TSG Investors have over you, in general.

- Please tell us when the ratio for converting interests held by the Direct TSG Investors into shares of Class A common stock was or will be established.
- Please explain to us the extent to which that conversion ratio is within the control of the Direct TSG Investors.

Prospectus Summary, page 1

Our Company, page 1

Fitness for everyone, page 1

2. You state that four-wall EBITDA margin is not a non-GAAP financial measure because it is not derived from or based on "a directly comparable measure" in your financial statements and is an operating measure. In that regard, tell us and disclose your definitions of four-wall EBITDA and four-wall EBITDA margin. In addition, please explain to us how you consider the guidance within Item 10(e)(2) of Regulation S-K in determining whether four-wall EBITDA, an apparent component of EBITDA margin, is a non-GAAP measure. If so, please revise your disclosures to provide both a calculation of the measure and the disclosures required by Item 10(e), including a reconciliation of four-wall EBITDA to the most directly comparable measure calculated in accordance with GAAP.

3. To provide balanced disclosure of store-level financial performance, please revise to also disclose the operating income margin percentage for corporate-owned stores. To the extent operating income margins differ between corporate-owned stores and franchisee stores due to equipment sales mark-ups, please also disclose that fact.

4. We note your disclosure of the compound annual growth rate of total revenue of 32%, from $187.5 million in 2010 to $279.8 million in 2014. In note three to your financial statements, you disclose several acquisitions of stores from franchisees over the last several years for aggregate consideration of approximately $92 million. We note from your disclosure in Results of Operations that these acquisitions were significant contributors to revenue growth in the periods presented. Therefore, please revise your disclosure here to explain the extent to which your CAGR and change in total revenue are due to the acquisition of stores.

5. With respect to your disclosure of the compound annual growth rate in, and amounts of, net income, please revise your disclosure here to explain that historical results benefit from insignificant income taxes due to your historical status as a pass-through entity for U.S. Federal income tax purposes and that future results will not be consistent because you will be subject to Federal and state taxes.

Our competitive strengths, page 3

Market leader with differentiated member experience, page 3

Scale advantage, page 4

6. We note your response to our prior comment 9. Please revise your statement that you
    and your franchisees spent over $150 million since 2011 on marketing to explain that this
    is an estimate. We note your response that you are unable to provide a reliable measure
    of actual marketing expenditures of your franchisees for any given fiscal period and that
    the $150,000,000 is an estimate.

Summary Risk Factors, page 7

7. Please quantify your total indebtedness as of the most recent balance sheet date in the
    final bullet of this section.

The Offering, page 11

8. We have reviewed your response to our prior comment 13. Please expand the disclosure
    under Exchange and redemption rights of holders of Holding Units and in footnote (3) to
    the pro forma balance sheet on page 59 to state that the redemption or exchange is solely
    at the option of the Continuing LLC Owners, and the form of consideration of a cash
    redemption or Class A common stock exchange will solely be at your discretion, if true.
    In addition, in your "The Offering" discussion beginning on page 11, please state whether
    only disinterested members of your board will make such decisions or if board members
    who are the same parties or affiliates of the Continuing LLC Owners will participate in
    such decisions.

Summary consolidated financial and other data, page 15

9. Refer to the table of Other Operating Data on page 17. For the system-wide membership
    data, please define the acronym for the line item captioned Total EFT revenues. The
    explanation in footnote (5) should be revised accordingly. Similar revision should be
    made to Selected consolidated financial and other data at page 69. Please disclose if this
    line item description is consistent with the GAAP definition for recognizing revenue
    under the accrual method and explain the difference between these amounts and system-
    wide sales, to the extent applicable.

The recapitalization transactions, page 48

Conversion, page 48

10. We note your disclosure that the Direct TSG Investors held interests in a predecessor
    entity to Planet Fitness, Inc. and that in connection with the recapitalization transactions,
    their interests will be converted into Class A common stock of Planet Fitness, Inc.
    through the merger of the predecessor entity with Planet Fitness, Inc. Please identify the
    predecessor entity as that of Pla-Fit Holdings, LLC, if true. Otherwise, based on your
    response to prior comment 14, please identify for us the Existing Entity that will be
    merged into Planet Fitness, Inc.

Offering transactions, page 49

11. We have reviewed your response to our prior comment 18. Please clarify in the first
    paragraph and also under Use of Proceeds on page 51, that you intend to use the net
    proceeds from the offering to acquire a portion of Holding Units held by certain
    Continuing LLC Owners affiliated with TSG that they will receive in the
    Reclassification. Further in this regard, please clarify that the Direct TSG Investors, who
    also consist of investment funds affiliated with TSG, have been separately distinguished
    from the Continuing LLC Owners in that the Direct TSG Investors will not receive any
    Holding Units in the Reclassification, but will receive Class A common stock in the
    Conversion. Please provide this disclosure in the filing for clarity as to which TSG
    ownership group is receiving the net proceeds. If true, you should also disclose that in
    the Reclassification, all of the Holding Units will initially be distributed to the Continuing
    LLC Owners and that you will be acquiring a minority equity percentage of the Holding
    Units held by the Continuing LLC Owners in the offering. To the extent you will directly
    receive Holdings Units in the Reclassification separate and apart from the Continuing
    LLC Owners, please so state.

Unaudited pro forma consolidated financial information, page 56

12. Refer to the first paragraph. The pro forma statements of operations for the year ended
    December 31, 2014 and the quarter ended March 31, 2015 should give effect to the
    recapitalization transactions and offering as if they had occurred on January 1, 2014 (i.e.,
    the beginning of the earliest year presented) and continued through March 31, 2015.

Management's discussion and analysis of financial condition and results of operations, page 71

Composition of revenues, expenses and cash flows, page 72

Revenues, page 72

13. You disclose that vendor commissions are amounts you receive primarily related to EFT transactions and amounts generated from activities related to your franchisees. Please explain to us and revise to clarify the nature of these activities related to your franchisees and the amounts generated from them.

Cash flows, page 73

14. We have reviewed your changes made in response to our prior comment 27. Please also expand to disclose how and when you collect royalties from your franchisees. In this regard, as you disclose that the franchisees are responsible for the collection of their members' dues, please explain the cash flows process of you billing and collecting the royalty payments from the franchisees.

Net member growth per store, page 79

15. We have reviewed your response to our prior comment 30. Please include disclosure of how you determine net "*new*" membership growth per store as part of your assessment of net member growth per store, in addition to also disclosing why you do not consider corporate-owned membership or franchisee-owned membership churn rate to be a factor in your growth. Also, please disclose the last sentence of your response whereby you attribute your membership growth to the growth of the franchisee-owned store base.

Comparison of the three months ended March 31, 2015, page 85

16. Refer to the third paragraph. Please revise to explain the phrase "transactions for which a commission was charged."

Critical accounting policies and use of estimates

Equity-based compensation, page 98

17. Refer to the first sentence of the second paragraph. Please describe why the one grant was modified in March of 2015 to accelerate vesting. Disclose the number of Class M Units or Holding Units that were accelerated for vesting and tell us where the compensatory effect has been reflected in the pro forma financial statements.

Business, page 102

Our stores, page 109

18. We note your response to our prior comment 35. Please identify which stores are company stores and which stores are franchised. In this regard, we note your graphic on page 109 indicates the location and number of your system-wide stores but does not distinguish between company and franchised stores.

Store model, page 112

19. We note your disclosure of your belief that your franchisees can earn, in their second year of operations, on average, a cash-on-cash return on initial investment greater than 25% after royalties and advertising. Please explain to us and disclose the basis for this belief, disclosing also whether you mean your franchisees actually earn these returns or can potentially earn these returns. In addition please disclose the nature of the initial investment upon which these returns are based, including whether the return is based on the total investment by the franchisee or otherwise (e.g., their out-of-pocket investment excluding financing).

Design and construction, page 116

20. We note your disclosure that you estimate that franchisees' unlevered investment in 2014 to open new stores was approximately $1.9 million. Please clarify the term unlevered investment.

December 31, 2014 Audited Financial Statements, page F-7

Consolidated Statements of Operations, page F-9

21. We note that your effective tax rate is lower than the U.S. Federal statutory tax rate of 35% due to your election to be treated as a pass-through entity for U.S. Federal income taxes and most state income taxes. We also note that you will be subject to such taxes with respect to your allocable share of net taxable income of Pla-Fit Holdings, LLC. Therefore, please revise the face of the statement of operations to present pro forma tax and EPS data.

22. We note that you classify placement revenue and commissions and rebates within franchise revenue. As placement revenue is the installation service revenue associated with equipment sales, please separately present this service revenue from equipment sales on the face of the statements of operations. Refer to Rule 5-03(b) 1(a) of Regulation S-X. Also, from disclosure in financial statement note 2(e), we note the Company recognizes commissions and rebates from its franchisees' use of preferred vendor arrangements as revenues. Please tell us why this income source should be classified as revenue under

ASC 605 rather than as other income, given that it is incidental to your primary revenue sources, with no underlying operating costs.

23. We have reviewed your response to our prior comment 37. Please consider separately presenting cost of equipment sales, installation cost of equipment and the direct costs related to your franchise billing and operating systems. In this regard, Rule 5-03(b)(2) of Regulation S-X requires disclosure of cost of services and expenses applicable to revenues in addition to costs of tangible good sold. In addition, please revise the discussion of cost of revenue in your MD&A and related financial statement notes 2(g) and 2(h) to describe these costs of revenue categories. We would not object to your continuing to include cost of corporate-owned stores retail merchandise within cost of revenue for equipment, to the extent these remain immaterial.

Note 2. Summary of significant accounting policies, page F-14

(e) Revenue recognition, page F-16

24. We note that you recognize revenue on a gross basis for equipment purchased from third-party equipment manufacturers and sold to franchisees because you are the principal in the transaction. Please tell us how you considered ASC Section 605-45-45 in determining whether to report revenue gross as a principal versus net as an agent for these transactions.

Note 19. Segments, page F-41

25. We note your response to our prior comment 40. You state that the composition of revenue within each reportable segment is similar in nature and, therefore, that further disclosure is not required. Based on your response, it appears your position for not reporting revenue for each product and service is that your reportable segment grouping of revenues is sufficient because these groupings are based on the customer categories from whom those revenues are earned. However, ASC 280-10-50-40 requires reporting of revenues for each product and service or each group of similar products and services and this requirement is not based on groupings by customer categories, which in your case, is duplicative of your reporting segment disclosures of revenues. Therefore, please revise to disclose revenues from external customers for each product and service.

March 31, 2015 Interim Unaudited Financial Statements, page F-46

Note 13. Commitments and contingencies, page F-58

26. Please expand the disclosure in the last paragraph to state you expect to make the $1.7 million of cash payments in connection with this offering and that you will record compensation expense accordingly in the period of the offering. Reference is made to disclosure under 2013 Performance Incentive Plan on page 138.

Note 16. Pro forma net income per share information (unaudited), page F-61

27. Please further expand to disclose how you computed the $39.2 million in earnings for the twelve months ended March 31, 2015. In this regard, if you calculated the twelve months based on earnings attributable to you for the three months ended March 31, 2015 and for the last nine months of the year ended December 31, 2014, so state and also disclose these amounts.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: David A. Fine
       Ropes & Gray LLP